SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 April 2022
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 27 April 2022 re: 2022 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2022 Interim Management Statement

27 April 2022

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022

"In the first three months of 2022, we delivered solid financial performance, with strong income growth and capital build. These results demonstrate the consistent strength of our business model.

In February, we announced our ambitious new strategy, aiming to transform our business, generating a stronger growth trajectory and enabling the Group to deliver higher, more sustainable returns and capital generation. In March we announced a new business structure, aligned to the new strategy and have started work on the strategic initiatives which will drive revenue growth and diversification, strengthen our cost and capital efficiency, as well as maximise the potential of our people, technology and data.

Whilst we are seeing continued recovery from the coronavirus pandemic, the outlook for the UK economy remains uncertain, particularly with regards to the persistency and impact of higher inflation. We are proactively contacting customers where we feel they may need assistance and will continue to help with financial health checks and other means of support. We encourage customers, where affected, to get advice early and talk to us."
Charlie Nunn
Group Chief Executive

Solid financial performance

●     Statutory profit after tax of £1.2 billion (first quarter of 2021: £1.4 billion), reflecting higher net income and a limited underlying impairment charge versus a net credit in the prior year. Tangible net assets per share of 56.5 pence

●     Strong revenue growth supported by continued recovery in customer activity and interest rate changes. Net income of £4.1 billion, up 12 per cent, with higher net interest and other income, alongside low operating lease depreciation

●     Underlying net interest income benefitted from increased average interest-earning banking assets and deposit growth in recent quarters including the first quarter of 2022 and a stronger banking net interest margin of 2.68 per cent

●     Operating costs on the new reporting basis1 of £2.1 billion, up 3 per cent compared to the first quarter of 2021, reflecting stable business-as-usual costs and planned incremental strategic investment

●     Underlying profit before impairment up 26 per cent to £2.0 billion in the quarter, driven by strong net income growth

●     Asset quality remains strong. Underlying impairment of £0.2 billion, reflecting a low incurred charge and limited impact from revised economic outlook, including higher inflation offset by stronger house prices and unemployment

Continued franchise growth and capital strength further enhanced

●     Loans and advances to customers at £451.8 billion, up £3.2 billion in the quarter, including continued growth in the open mortgage book (up £1.7 billion in the quarter to £295.0 billion)

●     Customer deposits up £4.8 billion to £481.1 billion, with continued inflows to the Group's trusted brands. Loan to deposit ratio of 94 per cent, continues to provide robust funding and liquidity

●     Strong capital build2 of 50 basis points has allowed for significant accelerated pension contributions, comprising the full 2022 fixed contributions, as well as around half of the variable element. The Group's CET1 ratio was 14.2 per cent

Outlook
Given the solid financial performance in the first quarter of 2022 and based on current business performance expectations and macroeconomic assumptions, the Group is enhancing its guidance for 2022 for banking net interest margin and return on tangible equity:

●     Banking net interest margin now expected to be above 270 basis points

●     Operating costs of c.£8.8 billion on the new reporting basis1

●     Asset quality ratio to be c.20 basis points

●     Return on tangible equity now expected to be greater than 11 per cent

●     Risk-weighted assets at the end of 2022 to be c.£210 billion

1        See page 22.

2        Excluding regulatory changes on 1 January 2022, variable pension contributions and dividend accrual.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Quarterended31 Mar2022£m	Quarter ended 31 Mar 2021 £m	Change %	Quarter ended 31 Dec 2021 £m	Change %
Underlying net interest income	2,945	2,677	10	2,893	2
Underlying other income	1,261	1,135	11	1,307	(4)
Operating lease depreciation	(94)	(148)	36	(78)	(21)
Net income	4,112	3,664	12	4,122	-
Operating costs1	(2,098)	(2,045)	(3)	(2,246)	7
Remediation	(52)	(65)	20	(775)	93
Total costs	(2,150)	(2,110)	(2)	(3,021)	29
Underlying profit before impairment	1,962	1,554	26	1,101	78
Underlying impairment1	(177)	360		532
Underlying profit	1,785	1,914	(7)	1,633	9
Restructuring1	(24)	(16)	(50)	(418)	94
Volatility and other items	(138)	-		(247)	44
Statutory profit before tax	1,623	1,898	(14)	968	68
Tax expense	(419)	(501)	16	(548)	24
Statutory profit after tax	1,204	1,397	(14)	420

Earnings per share	1.5p	1.8p	(0.3p)	0.4p	1.1p
Banking net interest marginA	2.68%	2.49%	19bp	2.57%	11bp
Average interest-earning banking assetsA	£448.0bn	£439.4bn	2	£449.4bn	-
Cost:income ratioA,1	52.3%	57.6%	(5.3pp)	73.3%	(21.0pp)
Asset quality ratioA	0.16%	(0.33%)		(0.46%)
Return on tangible equityA	10.8%	13.9%	(3.1pp)	2.9%	7.9pp

1        All costs previously reported within restructuring, apart from merger, acquisition and integration costs, are now included within operating costs. Non lending-related fraud costs, previously reported within underlying impairment, are also now included within operating costs. Comparatives have been presented on a consistent basis. See page 22.

A       Alternative performance measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 22. Unless otherwise stated, commentary on page 1 is given on an underlying basis.

	At 31 Mar2022	At 31 Mar 2021	Change %	At 31 Dec 2021	Change %
Loans and advances to customers	£451.8bn	£443.5bn	2	£448.6bn	1
Customer deposits	£481.1bn	£462.4bn	4	£476.3bn	1
Loan to deposit ratioA	94%	96%	(2pp)	94%	-
CET1 ratio1	14.2%	16.7%	(2.5pp)	17.3%	(3.1pp)
Pro forma CET1 ratio1,2	14.2%	16.7%	(2.5pp)	16.3%	(2.1pp)
Total capital ratio1	18.9%	23.0%	(4.1pp)	23.6%	(4.7pp)
MREL ratio1	31.6%	36.1%	(4.5pp)	37.2%	(5.6pp)
UK leverage ratio1	5.2%	6.0%	(0.8pp)	5.8%	(0.6pp)
Risk-weighted assets	£210.2bn	£198.9bn	6	£196.0bn	7
Wholesale funding3	£100.0bn	£107.2bn	(7)	£93.1bn	7
Liquidity coverage ratio3	138%	134%	4pp	135%	3pp
Tangible net assets per shareA	56.5p	52.4p	4.1p	57.5p	(1.0p)

1        Incorporating profits for the quarter that remain subject to formal verification.

2        31 December 2021 ratio reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback.

3        Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.7 billion (31 December 2021: £1.7 billion, 31 March 2021: £1.7 billion); comparatives have been presented on a consistent basis. The liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

QUARTERLY INFORMATIONA

	Quarterended31 Mar2022	Quarter ended 31 Dec 2021	Quarter ended 30 Sep 2021	Quarter ended 30 Jun 2021	Quarter ended 31 Mar 2021
	£m	£m	£m	£m	£m

Underlying net interest income	2,945	2,893	2,852	2,741	2,677
Underlying other income	1,261	1,307	1,336	1,282	1,135
Operating lease depreciation	(94)	(78)	(111)	(123)	(148)
Net income	4,112	4,122	4,077	3,900	3,664
Operating costs1	(2,098)	(2,246)	(2,013)	(2,008)	(2,045)
Remediation	(52)	(775)	(100)	(360)	(65)
Total costs	(2,150)	(3,021)	(2,113)	(2,368)	(2,110)
Underlying profit before impairment	1,962	1,101	1,964	1,532	1,554
Underlying impairment1	(177)	532	119	374	360
Underlying profit	1,785	1,633	2,083	1,906	1,914
Restructuring1	(24)	(418)	(24)	6	(16)
Volatility and other items	(138)	(247)	(30)	95	-
Statutory profit before tax	1,623	968	2,029	2,007	1,898
Tax (expense) credit	(419)	(548)	(429)	461	(501)
Statutory profit after tax	1,204	420	1,600	2,468	1,397

Banking net interest marginA	2.68%	2.57%	2.55%	2.51%	2.49%
Average interest-earning banking assetsA	£448.0bn	£449.4bn	£447.2bn	£442.2bn	£439.4bn
Cost:income ratioA,1	52.3%	73.3%	51.8%	60.7%	57.6%
Asset quality ratioA	0.16%	(0.46%)	(0.10%)	(0.33%)	(0.33%)
Return on tangible equityA	10.8%	2.9%	14.5%	24.4%	13.9%

Loans and advances to customers	£451.8bn	£448.6bn	£450.5bn	£447.7bn	£443.5bn
Customer deposits	£481.1bn	£476.3bn	£479.1bn	£474.4bn	£462.4bn
Loan to deposit ratioA	94%	94%	94%	94%	96%
Risk-weighted assets	£210.2bn	£196.0bn	£200.7bn	£200.9bn	£198.9bn
Tangible net assets per shareA	56.5p	57.5p	56.6p	55.6p	52.4p

1        All costs previously reported within restructuring, apart from merger, acquisition and integration costs, are now included within operating costs. Non lending-related fraud costs, previously reported within underlying impairment, are also now included within operating costs. Comparatives have been presented on a consistent basis. See page 22.

BALANCE SHEET ANALYSIS

	At 31 Mar2022	At 31 Mar 2021	Change	At 31 Dec 2021	Change
	£bn	£bn	%	£bn	%

Loans and advances to customers
Open mortgage book	295.0	283.3	4	293.3	1
Closed mortgage book	13.7	15.9	(14)	14.2	(4)
Credit cards	14.1	13.5	4	14.1
UK Retail unsecured loans	8.2	7.8	5	8.1	1
UK Motor Finance	14.1	14.9	(5)	14.0	1
Overdrafts	1.0	0.9	11	1.0
Retail other1	11.5	10.3	12	10.9	6
SME2	38.3	41.1	(7)	39.0	(2)
Mid Corporates	3.4	4.0	(15)	3.3	3
Corporate and Institutional	49.0	45.6	7	46.1	6
Commercial Banking other	4.1	4.1		3.8	8
Wealth and Central items3	(0.6)	2.1		0.8
Loans and advances to customers	451.8	443.5	2	448.6	1

Customer deposits
Retail current accounts	113.1	103.0	10	111.5	1
Retail relationship savings accounts	165.5	158.2	5	164.5	1
Retail tactical savings accounts	16.7	13.8	21	16.8	(1)
Commercial Banking deposits2	170.3	172.7	(1)	167.5	2
Wealth and Central items	15.5	14.7	5	16.0	(3)
Total customer deposits	481.1	462.4	4	476.3	1

Total assets	909.8	869.5	5	886.6	3
Total liabilities	857.9	820.0	5	833.4	3

Ordinary shareholders' equity	46.2	43.4	6	47.1	(2)
Other equity instruments	5.5	5.9	(7)	5.9	(7)
Non-controlling interests	0.2	0.2		0.2
Total equity	51.9	49.5	5	53.2	(2)

Ordinary shares in issue, excluding own shares	70,148m	70,936m	(1)	70,996m	(1)

1        Primarily Europe.

2        Includes Retail Business Banking.

3        Includes a £400 million ECL central adjustment that has not been allocated to specific portfolios and centralised fair value hedge accounting adjustments.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on page 3.

	Quarter ended 31 Mar 2022	Quarter ended 31 Mar 2021	Change
Income statement	£m	£m	%

Net interest income	3,132	2,266	38
Other income	(2,899)	4,608
Total income1	233	6,874	(97)
Insurance claims1	3,899	(3,003)
Total income, net of insurance claims	4,132	3,871	7
Operating expenses	(2,332)	(2,327)
Impairment (charge) credit	(177)	354
Profit before tax	1,623	1,898	(14)
Tax expense	(419)	(501)	16
Profit for the period	1,204	1,397	(14)

1        Includes income and expense attributable to the policyholders of the Group's long-term assurance funds that materially offset in arriving at profit attributable to equity shareholders. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims from one period to the next.

	At 31 Mar 2022	At 31 Dec 2021	Change
Balance sheet	£m	£m	%

Assets
Cash and balances at central banks	101,071	76,420	32
Financial assets at fair value through profit or loss	199,269	206,771	(4)
Derivative financial instruments	24,616	22,051	12
Financial assets at amortised cost	520,383	517,156	1
Financial assets at fair value through other comprehensive income	23,902	28,137	(15)
Other assets	40,634	35,990	13
Total assets	909,875	886,525	3

Liabilities
Deposits from banks	8,213	7,647	7
Customer deposits	481,148	476,344	1
Repurchase agreements at amortised cost1	46,520	31,125	49
Financial liabilities at fair value through profit or loss	24,492	23,123	6
Derivative financial instruments	20,846	18,060	15
Debt securities in issue	77,843	71,552	9
Liabilities arising from insurance and investment contracts	162,231	168,463	(4)
Other liabilities1	25,672	23,951	7
Subordinated liabilities	10,968	13,108	(16)
Total liabilities	857,933	833,373	3
Total equity	51,942	53,152	(2)
Total equity and liabilities	909,875	886,525	3

1        Repurchase agreements at amortised cost, previously included within other liabilities, are now shown separately; comparatives have been presented on a consistent basis.

REVIEW OF PERFORMANCE

Statutory results

The Group's statutory profit before tax for the three months ended 31 March 2022 was £1,623 million, compared to £1,898 million for the same period in 2021, reflecting higher total income, net of insurance claims and an impairment charge for the period (compared to a net credit in the first quarter of 2021). Statutory profit after tax was £1,204 million (three months to 31 March 2021: £1,397 million) and included restructuring costs of £24 million and volatility and other items of £138 million (comprising negative insurance and banking volatility, the amortisation of purchased intangibles and fair value unwind).

The Group's balance sheet reflects continued franchise growth. Loans and advances to customers were up £3.2 billion at £451.8 billion, compared to £448.6 billion at 31 December 2021, driven by continued growth in the open mortgage book of £1.7 billion and increases in Corporate and Institutional lending of £2.9 billion, partially offset by continued reductions in the closed mortgage book. Customer deposits have increased by £4.8 billion since the end of 2021, with continued inflows to the Group's trusted brands.

Underlying resultsA

The Group's underlying profit for the first three months of the year was £1,785 million, compared to £1,914 million for the same period in 2021, reflecting higher net income offset by an impairment charge for the period (compared to a net credit in the first quarter of 2021). Underlying profit before impairment for the period of £1,962 million was up 26 per cent, driven by strong net income growth, partially offset by marginally higher total costs reflecting planned incremental strategic investment. Tangible net assets per share were 56.5 pence, enhanced by profit but down from 57.5 pence at 31 December 2021 given movements in the cash flow hedge reserve reflecting changes in the UK Bank Rate.

Net income of £4,112 million was up 12 per cent on the first three months of 2021, with increased net interest income and other income as well as a reduction in the charge for operating lease depreciation. Underlying net interest income of £2,945 million was up 10 per cent driven by average interest-earning banking asset growth, increased deposits built up in recent quarters and a stronger banking net interest margin of 2.68 per cent (three months to 31 March 2021: 2.49 per cent). The net interest margin benefitted from the UK Bank Rate increases, deposit growth, structural hedge earnings from a rising rate environment and continued capital base optimisation, offsetting headwinds from mortgage book growth and pricing. Average interest-earning banking assets were up 2 per cent compared to the first three months of 2021 at £448.0 billion, driven by continued growth in the open mortgage book, but slightly lower compared to the fourth quarter of 2021, due to lower average lending within the Commercial Banking portfolio.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 March 2022, the Group's structural hedge had an approved capacity of £250 billion (up £10 billion on 31 December 2021), including some of the balances from the substantial deposit growth since the start of the pandemic. The Group continues to review recent periods' deposit growth and its eligibility for the structural hedge. The nominal balance of the structural hedge was £245 billion at 31 March 2022 (31 December 2021: £240 billion) with a weighted-average duration between three and three-and-a-half years (31 December 2021: approximately three-and-a-half years). The Group generated £0.6 billion of total gross income from structural hedge balances in the period (three months to 31 March 2021: £0.5 billion, three months to 31 December 2021: £0.6 billion).

Underlying other income of £1,261 million was 11 per cent higher compared to £1,135 million in the first three months of 2021, reflecting solid performance in Retail and Insurance new business year-on-year as well as stronger Commercial Banking markets performance versus the fourth quarter of 2021. Operating lease depreciation decreased to £94 million (three months to 31 March 2021: £148 million), reflecting strong used car prices, combined with the continued impact of a reduced, but stabilising Lex fleet size, given industry wide supply constraints in the new car market.

The Group experienced good organic growth in Insurance and Wealth assets under administration (AuA), with c.£2 billion net new money in open book AuA over the period. In total open book AuA grew by c.£33 billion with AuA from the acquisition of Embark, partially offset by the impact of negative market movements in the quarter.

As announced at the full-year, the Group has adopted a new basis for cost reporting, including all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, previously included within underlying impairment, are also now reported as part of operating costs. Comparatives have been presented on a consistent basis.

REVIEW OF PERFORMANCE (continued)

Cost discipline remains a core focus for the Group. The Group's cost:income ratio was 52.3 per cent compared to 57.6 per cent in the first three months of 2021. Total costs of £2,150 million were 2 per cent higher than in the first three months of 2021. Within this, increased operating costs of £2,098 million (up 3 per cent) reflected planned strategic initiative investment and new businesses. Business-as-usual costs were stable. Remediation charges of £52 million (three months to 31 March 2021: £65 million) were recognised in the quarter, principally relating to pre-existing programmes. There have been no further charges relating to HBOS Reading since the year end and the provision held continues to reflect the Group's estimate of its full liability, albeit significant uncertainties remain.

Asset quality remains strong with new to arrears remaining very benign and below pre-pandemic levels, resulting in an asset quality ratio for the quarter of 0.16 per cent. Underlying impairment was a net charge of £177 million, compared to a net credit of £360 million in the first three months of 2021, reflecting a low incurred charge of £150 million and a £27 million charge from economic outlook revisions (first three months of 2021: a credit of £459 million). The economic outlook revision charge reflects an improvement from lower unemployment and stronger HPI, offset by additional provisions taken to capture the elevated inflation risk assumed in the updated base case and its potential impact on asset quality.

Overall the Group's loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's expected credit loss (ECL) allowance remained stable in the first three months of the year at £4.5 billion (31 December 2021: £4.5 billion). The Group continues to retain £0.8 billion of net management judgements in respect of coronavirus (31 December 2021: £0.8 billion); within this, the Group has maintained its central adjustment of £0.4 billion to recognise the downside risks outside of the base case conditioning assumptions. As noted above, additional judgements have been raised to capture the increased risk of inflation and impact on the cost of living, with a further £0.1 billion added in the quarter, largely within segments of the Retail book that are considered less resilient to disposable income shocks.

Following changes in credit risk measurement and modelling associated with CRD IV regulatory requirements during the quarter, the Group has amended its definition of Stage 3 for UK mortgages to maintain alignment between IFRS 9 and regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For UK mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on interest-only accounts and all non-performing loans. Overall ECL is not impacted as management judgements were previously held in lieu of these known changes, however they result in £0.2 billion of ECL moving from Stage 1 and 2 to Stage 3 with £2.8 billion of additional assets in Stage 3. These changes also lead to £6.1 billion of additional assets moving to Stage 2 given the consequential change in approach to the prediction and modelling of up to date accounts and their likelihood of reaching the new broader definition of default in the future. Given these are up to date accounts with low probability of default that are moving to Stage 2, there is no material ECL impact. Absent this definitional change, the sustained low levels of new to arrears observed means that mortgage accounts that are classified as Stage 2, due to being in early arrears, have reduced slightly in the quarter.

The Group's operations are predominantly UK-based with no direct credit exposure to Russia or Ukraine. The Group does have credit exposure to businesses that are impacted, either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. Such activity is monitored through prudent risk management. The Group continues to monitor and analyse carefully key internal and external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Investigations so far have not revealed any significant risks, although the Group remains vigilant and proactive risk mitigation is undertaken as appropriate to ensure that it supports clients, including those in financial difficulty, whilst protecting its portfolios.

Capital

The Group's CET1 capital ratio reduced from 16.3 per cent on a pro forma basis at 31 December 2021 to 14.2 per cent at 31 March 2022. This largely reflected the reduction of 230 basis points on 1 January 2022 for regulatory changes which, as previously reported, included an increase in risk-weighted assets and other related modelled impacts, in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief.

REVIEW OF PERFORMANCE (continued)

Strong capital build of 50 basis points during the first three months of the year (excluding the impact of the 1 January 2022 regulatory changes) largely reflected banking profitability (pre-underlying impairment charge) of 61 basis points, with a limited net impairment offset of 7 basis points. The capital build further benefitted from a reduction in risk-weighted assets, post 1 January 2022 regulatory changes, equivalent to 14 basis points and other movements of 13 basis points. This was offset in part by accelerated full year fixed pension deficit contributions of 31 basis points.

In relation to capital usage, the impact of the foreseeable ordinary dividend accrual in the quarter equated to 17 basis points, based upon a pro-rated amount of the 2021 full year dividend. Variable pension contributions of 19 basis points were also made to the main defined benefit pension schemes.

Capital movements
Pro forma CET1 ratio as at 31 December 20211	16.3%
Regulatory change on 1 January 2022 (bps)	(230)
Pro forma CET1 ratio as at 1 January 2022	14.0%
Banking build (pre-underlying impairment charge) (bps)	61
Impairment charge net of regulatory expected losses (bps)	(7)
Risk-weighted assets (bps)	14
Fixed pension deficit contributions (bps)	(31)
Other movements (bps)	13
Capital build (bps)	50
Ordinary dividend accrual (bps)	(17)
Variable pension contributions (bps)	(19)
Net movement in CET1 ratio excluding regulatory change (bps)	14
CET1 ratio as at 31 March 2022	14.2%

1        31 December 2021 ratio reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback.

Given the strong capital build in the quarter, the Group decided to accelerate pension deficit contributions. A total of £1.3 billion in deficit contributions (both fixed and variable) has been paid during the first three months of the year into the Group's three main defined benefit pension schemes, compared to £0.4 billion in the equivalent period of the prior year. The fixed contributions for the year of £0.8 billion (equivalent to 31 basis points) have been paid in full. The variable contributions of £0.5 billion (equivalent to 19 basis points) represent around half of the agreed variable pension contributions relating to 30 per cent of the 2021 final dividend and share buyback, in accordance with the current agreement with the Trustees. This is considered to be an efficient utilisation of capital build in the first quarter, whilst not altering the total contributions to be paid during the year nor the expected impact on the full year capital position following the payment of the remaining variable pension contributions.

Risk-weighted assets increased by £16 billion to £212 billion (pro forma) on 1 January 2022, before reducing by £2 billion during the quarter to £210 billion at 31 March 2022. The increase on 1 January 2022 reflected the impact of the regulatory changes, including the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of CRR 2. The Group continues to see minimal impact on risk-weighted assets from credit migrations with the subsequent reduction during the quarter largely reflecting optimisation activities within Retail and Commercial Banking, model recalibrations and lower market risk exposure, partly offset by the growth in balance sheet lending. The Group continues to expect risk-weighted assets at the end of 2022 to be around £210 billion. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.

Following the increase in risk-weighted assets, the Group's nominal Pillar 2A CET1 capital requirement is now the equivalent of around 2.0 per cent of risk-weighted assets as at 31 March 2022, but otherwise remains unchanged. During 2022, the PRA will revert to setting a variable amount for the Group's Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. The Group's CET1 regulatory minimum capital requirement remains at around 11 per cent and the Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

FURTHER IMPAIRMENT DETAIL

The analyses which follow have been presented on an underlying basis. See page 22.

Underlying impairmentA

	Quarterended31 Mar2022	Quarter ended 31 Mar 20211	Change	Quarter ended 31 Dec 20211	Change
	£m	£m	%	£m	%

Charges pre-updated MES2
Retail	165	286	42	89	(85)
Commercial Banking	(15)	(186)	(92)	(18)	(17)
Other	-	(1)		(2)
	150	99	(52)	69
Updated economic outlook
Retail	(12)	(240)	(95)	(482)	(98)
Commercial Banking	39	(219)		(119)
Other	-	-		-
	27	(459)		(601)
Underlying impairment charge (credit)	177	(360)		(532)

1        Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

2        Charges based on economic assumptions as at 31 December 2019. Coronavirus impacted restructuring cases, previously disclosed separately, are now reported within charges pre-updated MES (multiple economic scenarios); comparatives have been presented on a consistent basis.

Customer related expected credit loss (ECL) allowance (drawn and undrawn) as a percentage of loans and advances to customers - underlying basisA

	At 31 Mar 2022	At 31 Dec 2021	Change %
	£m	£m

Stage 2 gross loans and advances to customers	48,622	41,710	17
Stage 2 gross loans and advances to customers as % of total	10.7%	9.2%	1.5pp
Stage 2 customer related ECL allowance	1,325	1,463	(9)
Stage 2 customer related ECL allowance as % of Stage 2 gross loans and advances to customers	2.7%	3.5%	(0.8pp)

Stage 3 gross loans and advances to customers	11,446	8,694	32
Stage 3 gross loans and advances to customers as a % of total	2.5%	1.9%	0.6pp
Stage 3 customer related ECL allowance	2,146	1,986	8
Stage 3 customer related ECL allowance as % of Stage 3 gross loans and advances to customers1	20.3%	24.7%	(4.4pp)

Total gross loans and advances to customers	456,124	452,819	1
Total customer related ECL allowance	4,492	4,477
Total customer related ECL allowance as % of gross loans and advances to customers1	1.0%	1.0%

1        Total and Stage 3 customer related ECL allowances as a percentage of loans and advances to customers are calculated excluding loans in recoveries in Retail and Commercial Banking of £894 million (31 December 2021: £650 million).

FURTHER IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowances - underlying basis

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 March 2022	£m	£m	£m	£m

Loans and advances to customers
UK mortgages	268,193	34,701	6,979	309,873	11.2	2.3
Credit cards	12,176	2,092	286	14,554	14.4	2.0
Loans and overdrafts	8,225	1,213	269	9,707	12.5	2.8
UK Motor Finance	12,305	1,866	192	14,363	13.0	1.3
Other	16,148	2,302	1,009	19,459	11.8	5.2
Retail1	317,047	42,174	8,735	367,956	11.5	2.4
SME	26,775	3,167	822	30,764	10.3	2.7
Corporate and other	52,457	3,244	1,827	57,528	5.6	3.2
Commercial Banking	79,232	6,411	2,649	88,292	7.3	3.0
Insurance and Wealth	915	36	56	1,007	3.6	5.6
Equity Investments and Central Items2	(1,138)	1	6	(1,131)
Total gross lending	396,056	48,622	11,446	456,124	10.7	2.5
ECL allowance on drawn balances	(911)	(1,232)	(2,142)	(4,285)
Net balance sheet carrying value	395,145	47,390	9,304	451,839

Customer related ECL allowance (drawn and undrawn)
UK mortgages	40	434	762	1,236
Credit cards	153	285	127	565
Loans and overdrafts	130	191	136	457
UK Motor Finance3	106	72	110	288
Other	45	65	56	166
Retail1	474	1,047	1,191	2,712
SME	61	121	86	268
Corporate and other	80	156	856	1,092
Commercial Banking	141	277	942	1,360
Insurance and Wealth	6	1	9	16
Equity Investments and Central Items	400	-	4	404
Total	1,021	1,325	2,146	4,492

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.3	10.9	0.4
Credit cards	1.3	13.6	58.3	3.9
Loans and overdrafts	1.6	15.7	66.7	4.7
UK Motor Finance	0.9	3.9	57.3	2.0
Other	0.3	2.8	14.0	0.9
Retail1	0.1	2.5	14.9	0.7
SME	0.2	3.8	12.8	0.9
Corporate and other	0.2	4.8	46.9	1.9
Commercial Banking	0.2	4.3	37.7	1.5
Insurance and Wealth	0.7	2.8	16.1	1.6
Equity Investments and Central Items	-	-	66.7
Total	0.3	2.7	20.3	1.0

1        Retail balances exclude the impact of the HBOS and MBNA acquisition-related adjustments.

2        Contains centralised fair value hedge accounting adjustments.

3        UK Motor Finance for Stages 1 and 2 includes £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £68 million, loans and overdrafts of £65 million, Retail other of £610 million, SME of £149 million and in Corporate and other of £2 million. Equity Investments and Central Items excludes the £400 million ECL central adjustment.

FURTHER IMPAIRMENT DETAIL (continued)

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2021	£m	£m	£m	£m

Loans and advances to customers
UK mortgages	276,021	28,579	4,191	308,791	9.3	1.4
Credit cards	12,135	2,075	292	14,502	14.3	2.0
Loans and overdrafts	8,181	1,105	271	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	14,276	12.8	1.4
Other	16,414	1,959	778	19,151	10.2	4.1
Retail1	324,998	35,546	5,733	366,277	9.7	1.6
SME	27,260	3,002	843	31,105	9.7	2.7
Corporate and other	49,115	3,128	2,049	54,292	5.8	3.8
Commercial Banking	76,375	6,130	2,892	85,397	7.2	3.4
Insurance and Wealth	898	34	62	994	3.4	6.2
Equity Investments and Central Items2	144	-	7	151	-	4.6
Total gross lending	402,415	41,710	8,694	452,819	9.2	1.9
ECL allowance on drawn balances	(919)	(1,377)	(1,981)	(4,277)
Net balance sheet carrying value	401,496	40,333	6,713	448,542

Customer related ECL allowance (drawn and undrawn)
UK mortgages	50	653	581	1,284
Credit cards	147	253	131	531
Loans and overdrafts	136	170	139	445
UK Motor Finance3	108	74	116	298
Other	45	65	55	165
Retail1	486	1,215	1,022	2,723
SME	61	104	90	255
Other	76	142	858	1,076
Commercial Banking	137	246	948	1,331
Insurance and Wealth	5	2	10	17
Equity Investments and Central Items	400	-	6	406
Total	1,028	1,463	1,986	4,477

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	2.3	13.9	0.4
Credit cards	1.2	12.2	58.2	3.7
Loans and overdrafts	1.7	15.4	67.5	4.7
UK Motor Finance	0.9	4.0	57.7	2.1
Other	0.3	3.3	13.8	0.9
Retail1	0.1	3.4	19.6	0.7
SME	0.2	3.5	12.7	0.8
Corporate and other	0.2	4.5	42.0	2.0
Commercial Banking	0.2	4.0	34.4	1.6
Insurance and Wealth	0.6	5.9	16.1	1.7
Equity Investments and Central Items	-	-	85.7	4.0
Total	0.3	3.5	24.7	1.0

1        Retail balances exclude the impact of the HBOS and MBNA acquisition-related adjustments.

2        Contains centralised fair value hedge accounting adjustments.

3        UK Motor Finance for Stages 1 and 2 includes £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4        Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and in Corporate and other of £4 million. Equity Investments and Central Items excludes the £400 million ECL central adjustment.

FURTHER IMPAIRMENT DETAIL (continued)

UK economic assumptions - Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. CPI numbers are translations of modelled RPIX estimates, except for the base case view.

At 31 March 2022	2022	2023	2024	2025	2026	2022-2026 average
	%	%	%	%	%	%
Upside
Gross domestic product	3.6	1.0	1.8	1.6	1.6	1.9
UK Bank Rate	1.39	1.80	2.00	2.02	2.05	1.85
Unemployment rate	3.3	3.4	3.6	3.8	3.8	3.6
House price growth	5.3	4.8	4.9	3.9	3.8	4.5
Commercial real estate price growth	9.1	3.1	0.5	(2.9)	(0.8)	1.7
CPI inflation	7.6	4.6	2.2	2.1	2.3	3.8
Base case
Gross domestic product	3.5	1.2	1.7	1.7	1.5	1.9
UK Bank Rate	1.06	1.31	1.50	1.50	1.50	1.38
Unemployment rate	4.1	4.3	4.4	4.5	4.5	4.3
House price growth	3.3	0.0	0.2	0.7	1.0	1.0
Commercial real estate price growth	0.5	(1.3)	(0.3)	(1.5)	(0.3)	(0.6)
CPI inflation	7.5	4.3	1.6	1.2	1.3	3.2
Downside
Gross domestic product	3.3	0.7	1.6	1.7	1.5	1.7
UK Bank Rate	0.67	0.47	0.52	0.53	0.53	0.54
Unemployment rate	5.1	6.1	6.1	6.0	5.9	5.8
House price growth	0.0	(7.0)	(6.7)	(5.0)	(2.2)	(4.2)
Commercial real estate price growth	(6.8)	(6.1)	(3.6)	(3.4)	(0.2)	(4.0)
CPI inflation	7.5	4.1	1.2	1.2	1.4	3.1
Severe downside
Gross domestic product	1.1	(0.2)	1.6	1.7	1.5	1.1
UK Bank Rate	0.24	0.03	0.06	0.06	0.06	0.09
Unemployment rate	6.8	8.5	8.5	8.1	7.8	7.9
House price growth	(1.4)	(12.1)	(12.3)	(9.4)	(6.1)	(8.4)
Commercial real estate price growth	(17.9)	(12.8)	(6.5)	(4.3)	(0.8)	(8.7)
CPI inflation	7.5	3.9	0.6	0.4	0.7	2.6
Probability-weighted
Gross domestic product	3.2	0.8	1.7	1.6	1.5	1.8
UK Bank Rate	0.96	1.08	1.21	1.22	1.23	1.14
Unemployment rate	4.4	5.0	5.1	5.1	5.0	4.9
House price growth	2.4	(1.9)	(1.7)	(1.1)	0.1	(0.4)
Commercial real estate price growth	(1.0)	(2.6)	(1.7)	(2.8)	(0.5)	(1.7)
CPI inflation	7.5	4.3	1.6	1.4	1.6	3.3

FURTHER IMPAIRMENT DETAIL (continued)

UK economic assumptions - Base case scenario by quarter

Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter-on-quarter, house price growth, commercial real estate growth and CPI inflation are presented year-on-year. UK Bank Rate and unemployment rate are presented as at the end of each quarter.

At 31 March 2022	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022	First quarter 2023	Second quarter 2023	Third quarter 2023	Fourth quarter 2023
	%	%	%	%	%	%	%	%

Gross domestic product	0.8	0.0	0.2	0.2	0.4	0.2	0.4	0.4
UK Bank Rate	0.75	1.00	1.25	1.25	1.25	1.25	1.25	1.50
Unemployment rate	3.9	4.0	4.1	4.2	4.2	4.2	4.3	4.3
House price growth	10.5	9.5	6.5	3.3	1.4	0.0	0.1	0.0
Commercial real estate price growth	13.9	11.5	6.7	0.5	(0.8)	(2.0)	(0.9)	(1.3)
CPI inflation	5.9	8.0	7.9	8.3	7.5	4.0	3.9	1.6

INTEREST RATE SENSITIVITY INFORMATION

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel up or down basis points change to interest rates. Sensitivities reflect shifts in the interest rate curve. The marginal reduction in Year 1 sensitivity compared to the year end has been driven by a higher structural hedge balance. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined.

The following assumptions have been applied:

●     Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●     Balance sheet remains constant

●     Assumes an illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, but could be different in practice

	Year 1	Year 2	Year 3
	£m	£m	£m

+50bps	c.350	c.525	c.800
+25bps	c.175	c.275	c.400
-25bps	(c.400)	(c.525)	(c.650)

1        Sensitivity based on modelled impact on banking book net interest income, including the structural hedge. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 March 2022 balance sheet position.

ALTERNATIVE PERFORMANCE MEASURES

In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●     Restructuring costs relating to merger, acquisition and integration costs

●     Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

As announced at the full-year, the Group has adopted a new basis for cost reporting, including all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, previously included within underlying impairment, are also now reported as part of operating costs. This has not impacted the statutory impairment charge. Comparatives have been presented on a consistent basis.

The analysis of lending and expected credit loss (ECL) allowances is presented on an underlying basis. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain unchanged since the year end, is set out on pages 33 to 37 of the Group's 2021 Results News Release.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	Quarter ended 31 Mar 2022	Quarter ended 31 Mar 2021
Banking net interest marginA
Underlying net interest income (£m)	2,945	2,677
Remove non-banking underlying net interest expense (£m)	20	26
Banking underlying net interest income (£m)	2,965	2,703

Underlying gross loans and advances to customers (£bn)	456.1	449.2
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(6.3)	(4.9)
Other non-banking and other items (£bn)	1.5	(1.8)
Interest-earning banking assets (£bn)	451.3	442.5
Averaging (£bn)	(3.3)	(3.1)
Average interest-earning banking assets (£bn)A	448.0	439.4

Banking net interest marginA	2.68%	2.49%

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	1,069	1,275

Average shareholders' equity (£bn)	46.6	43.3
Remove average intangible assets (£bn)	(6.4)	(6.2)
Average tangible equity (£bn)	40.2	37.1

Return on tangible equityA	10.8%	13.9%

Operating costsA
Operating expenses (£m)	2,332	2,327
Remove:
Remediation (£m)	(52)	(65)
Restructuring (£m)1	(24)	(16)
Operating lease depreciation (£m)	(94)	(148)
Amortisation of purchased intangibles (£m)	(17)	(17)
Insurance gross up (£m)	(41)	(27)
Other statutory items (£m)	(6)	(9)
Operating costs (£m)A,1	2,098	2,045

Underlying other incomeA
Other income (£m)	(2,899)	4,608
Add Insurance claims (£m)	3,899	(3,003)
Remove:
Volatility and other items (£m)	80	(89)
Insurance gross up (£m)	181	(381)
Underlying other income (£m)A	1,261	1,135

1        See page 22.

BASIS OF PRESENTATION

This news release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2022. Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2022 to the three months ended 31 March 2021, and the balance sheet analysis compares the Group balance sheet as at 31 March 2022 to the Group balance sheet as at 31 December 2021. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 22. Unless otherwise stated, the commentary on page 1 is given on an underlying basis. Capital and leverage ratios reported as at 31 March 2022 incorporate profits for the quarter that remain subject to formal verification in accordance with capital regulations. The Q1 2022 Interim Pillar 3 Report will be available in early May and can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Eileen Khoo
Director of Investor Relations
07385 376435
eileen.khoo@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

020 7356 3522

matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 April 2022